

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

David Shen
Chief Executive Officer
OCA Acquisition Corp.
485 Madison Avenue, 17th Floor
New York, New York 10022

> **Re: OCA Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 25, 2020**
> **CIK No. 0001820175**

Dear Mr. Shen:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted August 25, 2020

Cover Page

1.   Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan H. Deblinger, Esq.